1100 - 1199 W. Hastings St. Vancouver, B.C. V6E 3T5 Tel: 604-681-9059 Fax: 604-688-4670 www.quaterraresources.com

March 31, 2008	QMM: AMEX
QTA: TSX VENTURE
NR-07-08

QUATERRA GRANTS STOCK OPTIONS

VANCOUVER, B.C. – Quaterra Resources Inc. reported today that the company has granted an aggregate of 200,000 incentive stock options to certain directors, officers, employees, consultants each option being exercisable at $3.45 per share and for a period of five years.

The TSX Venture Exchange has accepted the yearly filing of the company’s Stock Option Plan whereunder a maximum of 10% of the issued shares will be reserved for issuance under the plan., which Plan was approved by the company’s shareholders at the Annual General Meeting that was held on July 17, 2007 and was a matter approved by the American Stock Exchange at the time of listing of the companys shares on that exchange.

On behalf of the Board of Directors,

“Thomas Patton”

Dr. Thomas Patton
President

This press release, required by applicable Canadian laws, is not for distribution to U.S. news services or for dissemination in the United States, and does not constitute an offer of the securities described herein. These securities have not been registered under the United States Securities Act of 1933, as amended, or any State securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.

Expanded information on the Company’s projects is described on our website at www.quaterraresources.com or contact Jay Oness at 1-888-456-1112, 604-681-9059 or email: corpdev@mnxltd.com. The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.